Exhibit 99.2

CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-149175) of Alon Blue Square Israel Ltd. (“the Company”) of the reference to our Caa1.il rating for the Series C bonds issued by the Company and keeping the rating under review with direction uncertain, and of the unofficial translation of our Monitoring Report dated January 2015 with respect to the foregoing, included in this Current Report on Form 6-K.

/s/ Sigal Issachar
Sigal Issachar, VP, Head of Corporate Finance
Midroog Ltd.

Tel-Aviv, Israel,
January 27, 2016.